Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

April 6, 2022

VIA EDGAR TRANSMISSION
Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: Holly Hunter-Ceci

RE:	Franklin Templeton Variable Insurance Products Trust (“Registrant”), on behalf of its series Franklin VolSmart Allocation VIP Fund (“Fund”)
File No.: 333-263623

Dear Ms. Hunter-Ceci:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the Registrant’s registration statement (“Registration Statement”) on Form N-14 filed with EDGAR submission type N-14, which was filed with the Commission via the EDGAR system on March 16, 2022 (Accession No. 0001680359-22-000039) pursuant to Rule 488 under the Securities Act. The Registration Statement relates to the proposed reorganization of the Franklin Multi-Asset Dynamic Multi-Strategy VIT, a series of Legg Mason Partners Variable Equity Trust, into the Fund.
The Registrant is requesting the withdrawal of the Registration Statement after further consideration following material changes to relevant facts and circumstances since the filing of the Registration Statement and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.
The Registrant confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement. No filing fee was required or paid in connection with the filing of the Registration Statement.

If you have any questions or comments regarding this filing, please call me at (215) 564-8089 or Brian Crowell at (215) 564-8082.
Very truly yours, /s/ Cory Hippler Cory Hippler